Exhibit 99.1

For immediate release

Nexen Announces Second Quarter Results &

Return to Drilling in the Gulf of Mexico

Calgary, Alberta, July 14, 2011 — Nexen Inc. (TSX, NYSE: NXY) today reported second quarter 2011 operating and financial results, led by strong oil prices, high netbacks, and a portfolio weighted towards unhedged, Brent-priced oil. We generated cash flow from operations of $598 million ($1.13/share) and net income of $252 million ($0.48/share). Production of 204,000 barrels of oil equivalent per day (boe/d) reflects maintenance activities at our Buzzard platform in the UK North Sea which are expected to be completed in August. In light of our production in the first half of the year, we now expect company-wide production before royalties for the year to average between 210,000 and 230,000 boe/d.

During the quarter, we achieved several milestones. Our Usan project remains on track, with the floating production and storage offloading vessel (FPSO) enroute to site. The project is expected to achieve first oil in the first half of 2012.  In our oil sands business, Long Lake production increased 9% over the first quarter and generated positive cash flow for the quarter. In June, we processed 45,000 barrels per day (bbls/d) of proprietary and third-party bitumen volumes (28,900 bbls/d and 16,100 bbls/day respectively) achieving approximately 65% of upgrader capacity. We also continued to advance various initiatives for resource development to fill the upgrader.  We continued our industry-leading execution in our shale gas business with the drilling of a nine-well pad. We began fracing and completion activities during the quarter, and first production from this pad is expected in the fourth quarter. We also commenced drilling an 18-well pad.  Our exploration efforts advanced in the Gulf of Mexico. We received a drilling permit for our Kakuna exploration well and commenced drilling late in June. Our partner, Shell, received a drilling permit for an appraisal well to follow up our Appomattox discovery.

“While we are disappointed with the downtime at Buzzard, we are making steady progress in all areas of our business. We continue to focus on developing our attractive opportunity portfolio and are advancing our near-term and longer-term value contributors to our business,” said Marvin Romanow, President and Chief Executive Officer.

“The Gulf of Mexico is a key component of our significant resource potential, and we are excited to be back to drilling,” continued Mr. Romanow. “We’ve spent the past several years building an attractive prospect inventory in the Gulf, and the value of the opportunity in this area was highlighted by the Appomattox discovery last year. Along with the North Sea and West Africa, the Gulf is expected to be integral to growing our conventional business for many years to come.”

Highlights

Financial

•                  Cash flow from operations of $598 million ($1.13/share) and net income of $252 million ($0.48/share).

•                  Oil and gas operations generated a cash netback of $59.87/boe ($42.76/boe after tax).

•                  Achieved our first quarterly positive cash flow at Long Lake.

•                  Net debt decreased approximately 50% from a year ago. It is expected to increase in the second half of the year as our capital program is weighted more towards the latter half of the year as we increase our drilling activities.

Production

•                  Production of 204,000 boe/d (180,000 boe/d after royalties) was impacted by Buzzard’s unscheduled maintenance and interruptions to a third-party operated natural gas export pipeline which constrain oil production to minimize gas flaring. We also had unscheduled downtime at Syncrude.

•                  At Long Lake, production increased 9% over the prior quarter to 27,900 bbls/d gross (18,100 bbls/d net to Nexen).

Project Advancements

•                  Received drilling permits for the Appomattox appraisal well and Kakuna exploration well in the deepwater Gulf of Mexico. Commenced drilling the Kakuna well and brought in Statoil USA E&P Inc. as a partner on a promoted basis.

•                  Continued industry-leading pace of drilling at our shale gas operations in the Horn River. We have strong interest in our joint venture process.

•                  Advancing various projects to develop high quality resource to fill the Long Lake upgrader, including acceleration of development of a portion of the Kinosis lease.

•                  Successfully ran the Long Lake upgrader at approximately 65% of capacity, with an on-stream factor of 96% during June.

•                  Continued drilling on pads 12 and 13 at Long Lake, and converted several pad 11 wells from circulation to production.

•                  Usan FPSO set sail for location offshore Nigeria, West Africa.

Financial Summary

	Three Months Ended			Six Months Ended
(Cdn$ millions)	June 30 2011	March 31 2011	June 30 2010	June 30 2011	June 30 2010
Average Daily Production (mboe/d)
Before Royalties	204	232	248	218	250
After Royalties	180	207	218	194	220
Cash flow from operations[1]	598	669	549	1,267	1,098
Per common share ($/share)	1.13	1.27	1.05	2.40	2.09
Net income	252	202	245	454	386
Per common share ($/share)	0.48	0.38	0.47	0.86	0.74
Capital investment[2]	530	499	840	1,029	1,410
Net debt[3]	2,838	3,350	5,492	2,838	5,492

1. For reconciliation of this non-GAAP measure, see Cash Flow from Operations on pg. 11.

2. Includes geological and geophysical expenditures.

3. Net debt is defined as long-term debt and short-term borrowings less cash and cash equivalents.

Our portfolio weighting towards unhedged, Brent-priced oil contributed to strong cash flow in the quarter. Brent averaged US$117.36 per barrel, a premium of US$14.80 per barrel over WTI. Our approach to hedging allows us to benefit when prices rise, while giving us some protection if prices decline below certain levels. Higher realized crude oil prices, which averaged $110.28 per barrel, partially offset lower production from temporary downtime at Buzzard and Syncrude and natural declines in Yemen. Also contributing to cash flow was our Long Lake operation, which generated its first positive quarterly cash flow of $6 million as compared to a loss of $19 million in the first quarter. Higher production, prices and upgrader throughput contributed to this positive cash flow.

Net income increased from the prior quarter. The first quarter included the impact of the UK tax rate change which resulted in an accrual for higher income taxes of $336 million. This was partially offset by a $299 million after-tax gain on the sale of Canexus.

Net debt has declined about 50% over the past year following our successful asset disposition program and a stronger Canadian dollar. This amount is expected to rise in the second half of the year due to the timing of our capital spending and working capital changes. Capital investment is expected to increase in the latter half of the year with the increased drilling in the Gulf of Mexico, the North Sea and for Canadian shale gas and oil sands.

Production

	Average Daily Quarterly Production before Royalties			Average Daily Quarterly Production after Royalties
Crude Oil, NGLs and Natural Gas (mboe/d)	Q2 2011	Q1 2011	Q2 2010	Q2 2011	Q1 2011	Q2 2010
North Sea	84	103	105	84	103	105
Yemen	35	38	41	19	20	22
United States	25	26	26	22	23	23
Canada — Oil & Gas[1]	20	23	35	19	21	29
Canada — Syncrude	20	23	23	18	22	22
Canada — Bitumen	18	17	16	17	16	15
Other Countries	2	2	2	1	2	2
Total	204	232	248	180	207	218

1.              Q2, 2010 includes production before royalties of 15 mboe/d and production after royalties of 12 mboe/d from discontinued operations as disclosed in Note 14 to our Unaudited Condensed Consolidated Financial Statements

The Buzzard field continues to be our largest producing asset and typically contributes 85,000 to 95,000 boe/d net to Nexen. Production in the quarter averaged 114,000 boe/d (49,000 boe/d net to Nexen). This reflects unscheduled maintenance to repair the cooling system and a third-party operated natural gas export pipeline which constrain oil production to minimize gas flaring. While the repair work proceeded on schedule, production was lower than expected due to the gas export restrictions. Production is expected to be back to full rates in August.

We utilized Buzzard’s downtime to bring forward maintenance work originally scheduled for September. Further maintenance work will be advanced to August when the third-party operated Forties pipeline system undergoes a one-week shutdown. As a result, the September shutdown will not be required.

Yemen production reflects natural field declines following the completion of development drilling activities as we near the end of the primary contract term in December of this year and by the two-day shutdown during a labour strike. This was the longest disruption in our Yemen operations since production began in 1993. Following a successful restart, the facility quickly returned to normal production. We remain confident that we can continue to manage our operations during the current period of uncertainty in the country. Safety and security continue to be our primary focus.

Unscheduled maintenance on the LC Finer and the Vacuum Distillation Unit impacted Syncrude production. The repairs have been completed and production subsequently returned to full rates.

At Long Lake, bitumen production averaged 27,900 bbls/d gross (18,100 bbls/d net to Nexen), up 2,300 bbls/d from the first quarter. Production is increasing as a result of higher steam injection following the hot lime softener (HLS) scheduled maintenance, well optimizations and the continuing ramp-up of the new pad 11 wells. Production at the end of June was approximately 30,000 bbls/d and we expect production from Long Lake to continue to increase into the mid-30,000 bbls/d range by year-end.

	Long Lake Quarterly Operating Results
	Bitumen Production (Gross)	Steam Injection (Gross)	Unit Operating Costs[1]
	bbls/d	bbls/d	$/bbl
2011
Q2	27,900	152,000	95
Q1	25,500	146,000	89
2010
Q4	28,100	158,000	86
Q3	25,700	146,000	85
Q2	24,900	137,000	90
Q1	18,700	114,000	154
2009
Q4	13,600	77,000	150
Q3	8,500	48,000	180
Q2	14,300	75,000	160
Q1	12,500	66,000	220

1 Unit operating costs are based on volumes sold and exclude activities related to third-party bitumen purchased, processed and sold.

Unit operating costs temporarily increased in the first half of this year due to planned and unplanned maintenance, along with initiatives to increase upgrader reliability and improve well performance. The first quarter included planned maintenance of the first HLS unit. The second quarter included planned maintenance on the second HLS unit and a cogeneration unit, as well as unplanned maintenance on the sulphur recovery units and gasifiers. The third HLS unit and second cogeneration unit are scheduled to undergo maintenance in August. Despite this increase in operating costs, the facility generated positive cash flow for the quarter due to higher production and prices, and increased upgrader throughput from Long Lake and third-party sourced bitumen.

Guidance Update

We generate a large portion of our production volumes from a relatively small number of high-netback fields. While our focus on developing high-netback legacy assets provides us with a competitive advantage in our operating areas and delivers attractive value, it results in our production being sensitive to operating rates in these areas.

Given the impact of operational events at Buzzard and Long Lake in the first half of the year, our annual production before royalties is now expected to be 210,000 to 230,000 boe/d.  This is lower than we expected in May, largely as a result of the gas export restrictions. The range reflects variability of production at Buzzard as we complete the cooling system repairs and the final stages of commissioning the fourth platform that will allow us to produce from our full suite of wells regardless of H2S levels. It also reflects variability in Long Lake ramp-up, timing of Telford and Blackbird well tie-ins, and potential for hurricane disruptions in the Gulf of Mexico. The following provides production ranges by quarter and major areas:

	Average Daily Quarterly Production before Royalties				Average Daily Annual Production before Royalties
Crude Oil, NGLs and Natural Gas (mboe/d)	Q1 2011 (actual)	Q2 2011 (actual)	Q3 2011 (estimate)	Q4 2011 (estimate)	2011 Annual (estimate)
Buzzard	71	49	67 – 74	82 – 95	67 – 72
Other UK	32	35	23 – 27	24 – 32	28 – 32
Yemen	38	35	32 – 34	24 – 33	32 – 35
United States	26	25	20 – 24	21 – 24	23 – 25
Canada — Oil & Gas	23	20	19 – 21	19 – 22	20 – 22
Canada — Syncrude	23	20	19 – 22	20 – 23	20 – 22
Canada — Bitumen	17	18	18 – 21	18 – 24	18 – 20
Other Countries	2	2	2	2	2
Total	232	204	200 – 225	210 – 255	210 – 230

The production guidance for the various areas reflect:

• In the UK:

• Buzzard repairs of the cooling system and completion of the start-up of the fourth platform continues into the third quarter. The facility will also be taken down in early August for the planned one-week shutdown of the third-party operated Forties pipeline. Once the fourth platform is available, production is expected to be strong as we will be able to almost double the number of available wells as we bring our higher concentration sour producers on stream.

• Planned maintenance activities at Scott and Ettrick in the third quarter.

• Production is expected to increase late in the year with the start-up of production from the tie-ins of the Telford TAC well to the Scott facility, and the Blackbird field to the Ettrick facility.

• In Yemen, production will continue with natural field declines our current contract expires in mid-December unless we receive a contract extension.

• In the U.S., the range of production is based on the potential for hurricane-related disruptions through the third quarter and into the early part of the fourth quarter.

• At Long Lake, the ongoing ramp-up of pad 11 and well optimizations are expected to contribute to modest production growth over the remainder of the year.

We expect to add new production next year with Usan coming on-stream in the first half of the year and the start-up of our 18-well shale gas pad and Long Lake pad 12 in the fourth quarter of the year.

Project Advancements

Nexen has numerous opportunities available with several development and appraisal projects underway, and a large resource base to support growth. Near-term projects include new production from a Telford development well; the Blackbird field tie-in; ongoing shale gas drilling; and the Rochelle development. Longer-term projects include Golden Eagle, Appomattox, Knotty Head and Owowo, along with further oil sands and shale gas development.

During the second quarter, we made significant progress on our key milestones in moving these projects into production and cash flow.

Conventional

Offshore West Africa — Development of the Usan field remains on track for first oil in the first half of 2012. Fabrication of the FPSO vessel in Korea is now complete. The FPSO is under tow and expected to arrive on location offshore Nigeria this summer for hook-up to the wells and commissioning. At full capacity, the project is capable of producing 180,000 boe/d (36,000 boe/d net to Nexen). Nexen has a 20% interest in Usan and the project joint venture partners are Total E&P Nigeria Limited (the operator), ExxonMobil and Chevron.

Gulf of Mexico — Shell, the operator of the Appomattox discovery, received approval of the supplemental Exploration Plan for a multi-well exploration and appraisal drilling program on the Appomattox discovery. They received a drilling permit for the first appraisal well and expect to spud it in the third quarter. This is the first of three wells planned to appraise Appomattox and adjacent structures. Nexen estimates the recoverable contingent resource for this discovery exceeds 250 million boe (gross) with further upside potential. Nexen has a 20% working interest in Appomattox and a 25% working interest in the nearby Vicksburg discovery.

Nexen received approval to drill the Kakuna exploration well which spud in late June in the vicinity of the producing Tahiti field and various other discoveries. Following the Kakuna well, we expect to drill the Angel Fire prospect once the drilling permit is approved. Farm-out negotiations continue on exploration prospects in the Gulf of Mexico.

UK North Sea — The approval process for the Golden Eagle development continues to progress well. Development of the field is expected to commence once all partners complete their approval processes and regulatory approvals are in place, which we expect to occur later this summer.

Regulatory approval was received for the Blackbird tieback to the Ettrick facility. We also continue to progress the tie-in of the Telford TAC well to the Scott platform. Blackbird and Telford are both on track to deliver increased production late this year. These projects, when combined with the Rochelle tie-back to the Scott platform, are expected to contribute approximately 10,000 to 20,000 boe/d net to Nexen by the end of 2012. Over the next 12 months, the company plans to drill an appraisal of the Polecat discovery and a number of exploration prospects, including the North Uist well west of the Shetland Islands.

Oil Sands

Long Lake — Our primary focus is on increasing our bitumen production to fill the upgrader. This provides us with an attractive return on capital as the predominantly fixed cost nature of the operation means that each incremental barrel of production contributes significantly to cash flow and profitability. With the upgrader operating at an average of about 50% capacity during the quarter, we generated positive cash flow. At full capacity and US$90 WTI, the project is expected to generate about $800 million of cash flow annually.

Our strategy for filling the upgrader includes:

•                  growth in production from the initial 10 pads;

•                  ramp-up of pad 11;

•                  start-up of pads 12 and 13 that are currently being drilled;

•                  drilling of pads 14 and 15 which we are targeting to commence drilling in 2012;

•                  identifying future drilling on the Long Lake and Kinosis leases; and

•                  processing of third party sourced bitumen in the interim to enhance returns from this facility.

We believe the continued drilling of high-quality resource on Long Lake and the advancement of Kinosis drilling is the most economic and expedient strategy to grow and sustain our proprietary bitumen volumes to fill the upgrader.

Initially, we had expected to fill the upgrader from the first 11 pads that are now on-stream; however, we underestimated the impact lean zones and shales would have on production rates and steam-oil ratio (SOR). We better understand the correlation between reservoir characteristics and production and SOR, based on the range of well performance we experienced in the initial wells. This understanding allows us to target the best quality resource for development that is analogous to the wells in our initial set that are exhibiting good performance. It also confirms that our oil sands lands, including undeveloped areas on the Long Lake lease, contain attractive resource.

We expect production from pads 1 to 11 to continue to increase over time from additional steam, heating through the lean zones, the ramp-up of wells as they mature, and well work-over activities. Production from pad 11 is currently approximately 1,700 bbls/d and is expected to contribute 4,000 to 8,000 bbls/d at maturity.

Pads 12 and 13 were the first to be targeted at the higher quality resource from across the entire lease rather than concentrating on the resource in the vicinity of the upgrader. Well logs and core data indicate these 18 wells are similar to our best producing wells on the lease, which are meeting or exceeding expectations. They also compare favorably with wells drilled on leases by other companies that match our performance expectations. Drilling on the two pads is in progress. Pad 12 is expected to start steaming in the second quarter of next year and pad 13 in the third quarter. Production is expected about three months after first steam and is expected to ramp-up to full rates over the following 12 to 18 months. We expect production from these two pads to contribute 11,000 to 17,000 bbls/d at maturity.

We plan to commence drilling 10 to 12 wells on pads 14 and 15 in 2012, subject to regulatory approvals. First steam to these wells is expected in late 2013. These wells are also targeting high quality resource. We expect production from these two pads to contribute 6,000 to 9,000 bbls/d at maturity.

We are also progressing the acceleration of the development of 25 to 30 wells at Kinosis, which is along the southern border of the Long Lake lease. Our core-hole analysis and reservoir understanding of Kinosis confirms the resource here has minimal lean zones and shale barriers. Well log and core data show these to be analogous to our best producing wells on Long Lake. Also, with core-holes in place and regulatory approval at an advanced stage, we expect to be able to develop these well pairs faster than for pads beyond 14 and 15. Production from these wells is expected to contribute 15,000 to 25,000 bbls/d at maturity. We expect to provide details regarding timing and cost of this opportunity later this year.

We expect these wells to fill the upgrader and offset production declines in the initial 10 pads.

To further evaluate our Long Lake and Kinosis leases for future development, we are proceeding with a 200 well core-hole drilling program this winter. This program supports our sustaining development activities to keep the Long Lake upgrader full and to begin development of the rest of the Kinosis lease using our bitumen-leading strategy. This strategy allows us to ramp-up SAGD production while retaining flexibility in the timing of building additional upgraders to enhance the economics of the developments.

We are also planning to participate with a 25% working interest in a non-operated SAGD project at Hangingstone. Project sanctioning is expected late this year or early next year, and first steam would be in about late 2014. Our share of production at full rates is expected to be about 6,000 bbls/d.

The upgrader continued to perform well with an on-stream factor of 91% and premium synthetic crude (PSC) yield of 70% compared to 93% and 74%, respectively, in the first quarter. In June, we successfully processed 45,000 bbls/d of produced and purchased bitumen, reaching upgrader throughput of about 65% of capacity. We will continue to purchase and upgrade third-party volumes when market and operating conditions are appropriate.

Shale Gas

Northeast British Columbia — Our shale gas strategy is progressing as planned and production from the eight-well pad at Horn River brought on-stream late last year continues to meet expectations. Horn River production averaged approximately 40 million cubic feet (mmcf/d) during the quarter. Plans to increase production at Horn River later this year continued to progress with our successful drilling program on the nine-well pad, where we once again set industry benchmarks for drilling days per well, including one well drilled in a record 14 days. We also began fracing and completion activities on the wells during the quarter. Production from this nine-well pad is expected on-stream in the fourth quarter but will be limited to our existing facility capacity of about 50 mmcf/d. This capacity increases to 175 mmcf/d in late 2012 to coincide with the start-up of production from our 18-well pad. We commenced drilling this pad in late June and production is expected to come on-stream in the fourth quarter of 2012. Additional facility capacity is planned to be added as our production increases. Our process to seek a joint venture partner to accelerate value realization for a portion of our shale gas asset is proceeding on schedule with numerous parties accessing the data room.

Director Appointments

During the second quarter, Nexen appointed two new directors to our Board, Thomas Ebbern and Arthur Scace, C.M., Q.C. Thomas Ebbern began his career as a geophysicist, and has recently held positions as managing director at Macquarie Capital Markets Canada Ltd., and managing director at Tristone Capital Inc., an energy advisory firm. Arthur Scace comes with a distinguished career in law, where he was former partner and chair of McCarthy Tétrault LLP. He has also sat on various boards, and was the former Chair of the Bank of Nova Scotia.

Quarterly Dividend

The Board of Directors has declared the regular quarterly dividend of $0.05 per common share payable October 1, 2011, to shareholders of record on September 9, 2011.

About Nexen

Nexen Inc. is an independent, Canadian-based global energy company, listed on the Toronto and New York stock exchanges under the symbol NXY. Nexen is focused on three growth strategies: oil sands and shale gas in Western Canada and conventional exploration and development primarily in the North Sea, offshore West Africa and deepwater Gulf of Mexico. Nexen adds value for shareholders through successful full-cycle oil and gas exploration and development, and leadership in ethics, integrity, governance and environmental stewardship.

For further information on Appomattox resource disclosure, please refer to our press release dated September 27, 2010.

For investor relations inquiries, please contact: Janet Craig Vice President, Investor Relations (403) 699-4230 Kim Woima, CA Manager, Investor Relations (403) 699-5821	For media and general inquiries, please contact: Pierre Alvarez Vice President, Corporate Relations (403) 699-5202

801 – 7th Ave SW

Calgary, Alberta, Canada T2P 3P7

www.nexeninc.com

Conference Call

Marvin Romanow, President and CEO, and Kevin Reinhart, Executive Vice President and CFO, will host a conference call to discuss our second quarter 2011 financial results.

Date: July 14, 2011

Time: 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time)

To listen to the conference call, please call one of the following:

416-340-2216 (Toronto)

866-226-1792 (North American toll-free)

800-9559-6853 (Global toll-free)

A replay of the call will be available for two weeks starting at 9:00 a.m. Mountain Time, by calling 905-694-9451 (Toronto) or 800-408-3053 (toll-free) passcode 6758230 followed by the pound sign.

A live and on demand webcast of the conference call will be available at www.nexeninc.com.

Forward-Looking Statements

Certain statements in this release constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) or “forward-looking information” (within the meaning of applicable Canadian securities legislation). Such statements or information (together “forward-looking statements”) are generally identifiable by the forward-looking terminology used such as “anticipate”, “believe”, “intend”, “plan”, “expect”, “estimate”, “budget”, “outlook”, “forecast” or other similar words and include statements relating to or associated with individual wells, regions or projects. Any statements as to possible future crude oil, natural gas or chemicals prices; future production levels; future royalties and tax levels; future capital expenditures, their timing and their allocation to exploration and development activities; future earnings; future asset acquisitions or dispositions; future sources of funding for our capital program; future debt levels; availability of committed credit facilities; possible commerciality of our projects; development plans or capacity expansions; the expectation that we have the ability to substantially grow production at our oil sands facilities through controlled expansions; the expectation of achieving the production design rates from our oil sands facilities; the expectation that our oil sands production facilities continue to develop better and more sustainable practices; the expectation of cheaper and more technologically advanced operations; the expected design size of our operations; the expected timing and associated production impact of facilities turnarounds and maintenance; the expectation that we can continue to operate our offshore exploration, development and production facilities safely and profitably; future ability to execute dispositions of assets or businesses; future sources of liquidity, cash flows and their uses; future drilling of new wells; ultimate recoverability of current and long-term assets; ultimate recoverability of reserves or resources; expected finding and development costs; expected operating costs, future cost recovery oil revenues from our Yemen operations; the expectation of negotiating of an extension to certain of our production sharing agreements; the expectation of our ability to comply with the new safety and environmental rules enacted in the US at a minimal incremental cost, and of receiving necessary drilling permits for our US offshore operations; future demand for chemicals products; estimates on a per share basis; future foreign currency exchange rates, future expenditures and future allowances relating to environmental matters and our ability to comply therewith; dates by which certain areas will be developed, come on stream or reach expected operating capacity; and changes in any of the foregoing are forward-looking statements. Statements relating to “reserves” or “resources” are forward-looking statements, as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

All of the forward-looking statements in this release are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although we believe that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve volumes; commodity price and cost assumptions; the continued availability of adequate cash flow and debt and/or equity financing to fund our capital and operating requirements as needed; and the extent of our liabilities. We believe the material factors, expectations and assumptions reflected in the forward-looking statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for oil and gas; our ability to explore, develop, produce, upgrade and transport crude oil and natural gas to markets; ultimate effectiveness of design or design modifications to facilities; the results of exploration and development drilling and related activities; the cumulative impact of oil sands development on the environment; the impact of technology on operations and processes and how new complex technology may not perform as expected; the availability of pipeline and global refining capacity; risks inherent to the operations of any large, complex refinery units, especially the integration between production operations and an upgrader facility; availability of third-party bitumen for use in our oil sands production facilities; labour and material shortages; risks related to accidents, blowouts and spills in connection with our offshore exploration, development and production activities, particularly our deepwater activities; direct and indirect risks related to the imposition of moratoriums, suspensions or cancellations of our offshore exploration, development and production operations, particularly our deepwater activities; the impact of severe weather on our offshore exploration, development and production activities, particularly our deepwater activities; the effectiveness and reliability of our technology in harsh and unpredictable environments; risks related to the actions and financial circumstances of our agents, counterparties, contractors, and joint venture parties; volatility in energy trading markets; foreign currency exchange rates; economic conditions in the countries and regions in which we carry on business; governmental actions including changes to taxes or royalties, changes in environmental and other laws and regulations including without limitation, those related to our offshore exploration, development and production activities; renegotiations of contracts; results of litigation, arbitration or regulatory proceedings; political uncertainty, including actions by terrorists, insurgent or other groups, or other armed conflict, including conflict between states; and other factors, many of which are beyond our control. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are interdependent, and management’s future course of action would depend on our assessment of all information at that time. Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Undue reliance should not be placed on the forward-looking statements contained herein, which are made as of the date hereof and, except as required by law, Nexen undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement. Readers should also refer to the Risk Factors contained in our 2010 Annual Information form, and to the Quantitative Disclosures about Market Risk and our Forward Looking Statements contained in our 2010 Management Discussion and Analysis.

Cautionary Note to US Investors

In this disclosure, we may refer to “recoverable reserves”, “recoverable resources”, “recoverable contingent resources” and “prospective resources” which are inherently more uncertain than proved reserves or probable reserves. These terms are not used in our filings with the SEC. Our reserves and related performance measures represent our working interest before royalties, unless otherwise indicated. Please refer to our Annual Information Form available under our profile on SEDAR at www.sedar.com for further reserves disclosure.

Cautionary Note to Canadian Investors

Nexen has received an exemption from the securities regulatory authorities in the various provinces of Canada from certain requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) that permits us to disclose reserves estimates and related disclosures that have been prepared in accordance with SEC requirements.

As a result of this exemption, Nexen’s disclosures may differ from other Canadian companies and investors should note the following fundamental differences between reserves estimates and related disclosures prepared in accordance with SEC requirements and those prepared in accordance with NI 51-101:

•                  SEC reserves estimates are based upon different reserves definitions and are prepared in accordance with generally recognized industry practices in the US whereas NI 51-101 reserves are based on definitions and standards promulgated by the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and generally recognized industry practices in Canada;

•                  SEC reserves definitions differ from NI 51-101 in areas such as the use of reliable technology, areal extent around a drilled location, quantities below the lowest known oil and quantities across an undrilled fault block;

•                  the SEC mandates disclosure of proved reserves and the Standardized Measure of Discounted Future Net Cash Flows and Changes Therein calculated using the year’s monthly average prices and costs held constant whereas NI 51-101 requires disclosure of reserves and related future net revenues using forecast prices and costs;

•                  the SEC mandates disclosure of reserves by geographic area whereas NI 51-101 requires disclosure of reserves by additional categories and product types;

•                  the SEC does not require the disclosure of future net revenue of proved and proved plus probable reserves using forecast pricing at various discount rates;

•                  the SEC requires future development costs to be estimated using existing conditions held constant, whereas NI 51-101 requires estimation using forecast conditions;

•                  the SEC does not require the validation of reserves estimates by independent qualified reserves evaluators or auditors, whereas, without an exemption noted below, NI 51-101 requires issuers to engage such evaluators or auditors to evaluate, audit or review reserves and related future net revenue attributable to those reserves; and

•                  the SEC does not allow proved and probable reserves to be aggregated whereas NI 51-101 requires issuers to make such aggregation.

The foregoing is a general description of the principal differences only. The differences between SEC requirements and NI 51-101 may be material for certain properties. Please also note:

•                  we use oil equivalents (boe) to express quantities of natural gas and crude oil in a common unit. A conversion ratio of 6 mcf of natural gas to 1 barrel of oil is used. Boe may be misleading, particularly if used in isolation. The conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead; and

•                  because reserves data are based on judgments regarding future events actual results will vary and the variations may be material. Variations as a result of future events are expected to be consistent with the fact that reserves are categorized according to the probability of their recovery.

Nexen has also received an exemption from NI 51-101 that permits us to forego the requirement to have our reserves and related future net revenue attributable to our reserves evaluated, audited or reviewed by an independent qualified reserves evaluator or auditor. Accordingly, our future net revenue and reserves estimates are based on internal evaluations. Due to the extent and expertise of our internal reserves evaluation resources, our staff’s familiarity with our properties and the controls applied to the evaluation process, we believe the reliability of our internally generated reserves estimates is not materially less than would be generated by an independent reserves evaluator.

Resources

The resource estimates contained in this news release were announced on September 27, 2010 and were prepared by qualified reserves evaluators. The estimated contingent and prospective resources in this news release reflects all of our low, high and best case of recoverable resources. A “best estimate” is the best estimate of the quantity of resources that will actually be recovered. It is equally likely that the actual quantities recovered will be greater or less than the best estimate. Those resources that fall within the best estimate have a 50% confidence level that the actual quantities recovered will equal or exceed the estimate. The ‘low estimate’ and ‘high estimate’ are considered to be conservative and optimistic estimates of resources with 90% and 10% confidence respectively. Nexen’s estimates of contingent and prospective resources are based on definitions set out in the Canadian Oil and Gas Evaluation Handbook. Contingent resources are quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Prospective resources are quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects.

Contingencies on resources may include, but are not limited to, factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. Specific oil sands contingencies precluding these contingent resources being classified as reserves include but are not limited to: project sanction, the cost and effectiveness of steam-assisted gravity drainage application, stakeholder and regulatory approvals, access to required services and infrastructure, oil prices and a demonstration of economic viability. There is no certainty that it will be commercially viable to produce any portion of these contingent oil sands resources.

Specific shale gas contingencies precluding these contingent resources being classified as reserves include but are not limited to: future drilling program and testing results, project sanction, the cost and effectiveness of fracing optimization, stakeholder and regulatory approvals, access to required services and field development infrastructure, gas prices and a demonstration of economic viability. There is no certainty that it will be commercially viable to produce any portion of these contingent shale gas resources. In the case of shale gas prospective resources there is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

Cautionary statement: In the case of discovered resources or a subcategory of discovered resources other than reserves, there is no certainty that it will be commercially viable to produce any portion of the resources. In the case of undiscovered resources or a subcategory of undiscovered resources, there is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

Nexen Inc.

Financial Highlights

	Three Months Ended			Six Months Ended
	June 30	March 31	June 30	June 30	June 30
(Cdn$ millions)	2011	2011	2010	2011	2010
Net Sales [1]	1,507	1,640	1,466	3,147	2,995
Cash Flow from Operations [1]	598	669	549	1,267	1,098
Per Common Share ($/share)	1.13	1.27	1.05	2.40	2.10
Net Income [1]	252	202	245	454	386
Per Common Share ($/share)	0.48	0.38	0.47	0.86	0.74
Capital Investment [2]	530	499	840	1,029	1,410
Net Debt [3]	2,838	3,350	5,492	2,838	5,492
Common Shares Outstanding (millions of shares)	527.0	526.7	524.6	527.0	524.6

1    Includes discontinued operations as discussed in Note 14 to our Unaudited Condensed Consolidated Financial Statements.

2    Includes oil and gas development, exploration, and expenditures for other property, plant and equipment.

3    Net debt is defined as long-term debt and short-term borrowings less cash and cash equivalents.

Cash Flow from Operations 1

	Three Months Ended			Six Months Ended
	June 30	March 31	June 30	June 30	June 30
(Cdn$ millions)	2011	2011	2010	2011	2010
Conventional Oil & Gas
United Kingdom	699	887	658	1,586	1,325
North America [2]	91	65	91	156	229
Other Countries [3]	115	96	86	211	191
Oil Sands
In Situ	6	(19)	(19)	(13)	(77)
Syncrude	103	107	80	210	145
	1,014	1,136	896	2,150	1,813
Interest, Marketing and Other Corporate Items [2]	(90)	(85)	(122)	(175)	(274)
Income Taxes [4]	(326)	(382)	(225)	(708)	(441)
Cash Flow from Operations [1]	598	669	549	1,267	1,098

1    Defined as cash flow from operating activities before changes in non-cash working capital and other. We evaluate our performance and that of our business segments based on earnings and cash flow from operations. Cash flow from operations is a non-GAAP term that represents cash generated from operating activities before changes in non-cash working capital and other. We consider it a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable with the calculation of similar measures for other companies.

	Three Months Ended			Six Months Ended
	June 30	March 31	June 30	June 30	June 30
(Cdn$ millions)	2011	2011	2010	2011	2010
Cash Flow from Operating Activities	995	736	533	1,731	1,345
Changes in Non-Cash Working Capital Including Income Taxes and Interest Payable	(405)	(66)	58	(471)	(198)
Other	16	7	(30)	23	(27)
Impact of Annual Crude Oil Put Options	(8)	(8)	(12)	(16)	(22)
Cash Flow from Operations	598	669	549	1,267	1,098

Weighted-average Number of Common Shares Outstanding (millions of shares)	527.0	526.3	524.5	526.6	524.0
Cash Flow from Operations Per Common Share ($/share)	1.13	1.27	1.05	2.40	2.10

2    Includes discontinued operations as discussed in Note 14 to our Unaudited Condensed Consolidated Financial Statements.

3    After in-country cash taxes in Yemen of $58 million for the three months ended June 30, 2011 (March 31, 2011 — $42 million; June 30, 2010 — $39 million) and $100 million for the six months ended June 30, 2011 (2010 — $82 million).

4    Excludes in-country cash taxes in Yemen.

Nexen Inc.

Production Volumes (before royalties) 1

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Crude Oil and Liquids (mbbls/d)
United Kingdom	77.6	98.2	87.3	101.9
Yemen	34.7	40.9	36.5	41.9
Oil Sands — Syncrude	20.4	23.4	21.8	21.5
Oil Sands — Long Lake Bitumen	18.1	16.2	17.4	14.2
United States	8.9	9.9	9.0	9.8
Canada [2]	—	13.1	—	13.7
Other Countries	1.8	2.1	1.7	2.2
	161.5	203.8	173.7	205.2
Natural Gas (mmcf/d)
United Kingdom	37	40	36	40
United States	96	96	99	98
Canada [2]	124	128	130	130
	257	264	265	268

Total Production (mboe/d)	204	248	218	250

Production Volumes (after royalties)

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Crude Oil and Liquids (mbbls/d)
United Kingdom	77.3	98.2	87.1	101.9
Yemen	18.8	22.2	19.7	22.6
Oil Sands — Syncrude	17.8	21.5	20.1	19.7
Oil Sands — Long Lake Bitumen	16.9	15.7	16.3	13.5
United States	8.0	8.9	8.1	8.9
Canada [2]	—	10.0	—	10.4
Other Countries	1.6	2.0	1.6	2.1
	140.4	178.5	152.9	179.1
Natural Gas (mmcf/d)
United Kingdom	37	40	36	40
United States	83	83	86	85
Canada [2]	119	117	123	119
	239	240	245	244

Total Production (mboe/d)	180	218	194	220

1    We have presented production volumes before royalties as we measure our performance on this basis consistent with other Canadian oil and gas companies.

2    Includes the following production from discontinued operations in Note 14 to our Unaudited Condensed Consolidated Financial Statements.

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Before Royalties
Crude Oil and NGLs (mbbls/d)	—	13.1	—	13.7
Natural Gas (mmcf/d)	—	11	—	11
After Royalties
Crude Oil and NGLs (mbbls/d)	—	10.0	—	10.4
Natural Gas (mmcf/d)	—	10	—	10

Nexen Inc.

Oil and Gas Prices and Cash Netback 1

	Quarters — 2011				Quarters — 2010				Total Year
(all dollar amounts in Cdn$ unless noted)	1st	2nd	3rd	4th	1st	2nd	3rd	4th	2010
PRICES:
Brent Crude Oil (US$/bbl)	104.97	117.36			76.23	78.30	76.86	86.48	79.47
WTI Crude Oil (US$/bbl)	94.10	102.56			78.71	78.03	76.20	85.12	79.52
Nexen Average — Oil (Cdn$/bbl)	98.37	110.28			78.00	76.23	77.03	84.47	78.94
NYMEX Natural Gas (US$/mmbtu)	4.20	4.37			5.04	4.34	4.24	3.97	4.39
AECO Natural Gas (Cdn$/mcf)	3.58	3.54			5.08	3.66	3.52	3.41	3.92
Nexen Average — Gas (Cdn$/mcf)	4.51	4.75			5.37	4.42	4.18	4.16	4.54
NETBACKS [1]:
United Kingdom
Crude Oil:
Sales (mbbls/d)	104.2	73.3			106.5	102.1	103.9	110.0	105.6
Price Received ($/bbl)	99.97	110.55			77.24	77.18	77.45	83.88	79.02
Natural Gas:
Sales (mmcf/d)	36	37			33	41	29	38	36
Price Received ($/mcf)	7.29	8.20			4.81	4.80	5.11	6.34	5.28
Total Sales Volume (mboe/d)	110.2	79.5			112.1	109.0	108.8	116.3	111.5

Price Received ($/boe)	96.91	105.76			74.84	74.12	75.35	81.37	76.51
Operating Costs	9.85	8.48			7.60	7.85	8.41	9.19	8.28
Netback	87.06	97.28			67.24	66.27	66.94	72.18	68.23
United States
Crude Oil:
Sales (mbbls/d)	9.2	8.9			9.8	9.9	9.8	10.1	9.9
Price Received ($/bbl)	91.39	101.89			79.12	73.60	73.72	80.41	76.73
Natural Gas:
Sales (mmcf/d)	103	96			101	95	102	99	99
Price Received ($/mcf)	4.36	4.42			6.00	5.14	4.70	4.05	4.97
Total Sales Volume (mboe/d)	26.3	24.9			26.6	25.8	26.9	26.6	26.5

Price Received ($/boe)	48.91	53.56			51.92	47.23	44.85	45.55	47.35
Royalties & Other	5.65	6.11			4.92	4.86	5.10	(0.63)	3.55
Operating Costs	10.43	10.72			8.96	10.90	9.44	10.78	10.02
Netback	32.83	36.73			38.04	31.47	30.31	35.40	33.78
Canada — Natural Gas
Sales (mmcf/d) [2]	97	85			124	121	107	104	114

Price Received ($/mcf)	3.65	3.62			5.02	3.72	3.43	3.48	3.94
Royalties & Other	0.28	0.24			0.40	0.34	0.26	0.24	0.32
Operating Costs	1.70	1.54			1.70	1.89	1.90	1.55	1.76
Netback	1.67	1.84			2.92	1.49	1.27	1.69	1.86
Yemen
Sales (mbbls/d)	34.9	39.3			47.3	39.3	43.5	38.8	42.2

Price Received ($/bbl)	101.57	111.77			80.39	80.50	79.33	87.82	81.86
Royalties & Other	46.98	52.26			37.52	36.65	34.75	37.72	36.65
Operating Costs	10.75	9.18			9.67	10.01	9.46	12.05	10.25
In-country Taxes	13.48	16.26			10.14	10.97	10.70	11.52	10.80
Netback	30.36	34.07			23.06	22.87	24.42	26.53	24.16

1       Defined as average sales price less royalties and other, operating costs, and in-country taxes in Yemen.

2       Excludes sales related to shale gas activities in north eastern British Columbia.

Nexen Inc.

Oil and Gas Cash Netback 1 (continued)

	Quarters — 2011				Quarters — 2010				Total Year
(all dollar amounts in Cdn$ unless noted)	1st	2nd	3rd	4th	1st	2nd	3rd	4th	2010
Other Countries
Sales (mbbls/d)	1.8	1.7			2.3	2.1	2.0	1.9	2.1

Price Received ($/bbl)	93.52	106.57			78.88	74.77	75.93	77.63	76.83
Royalties & Other	6.22	6.93			5.72	5.28	5.22	5.24	5.37
Operating Costs	8.11	10.19			5.58	7.42	6.98	8.19	6.99
Netback	79.19	89.45			67.58	62.07	63.73	64.20	64.47
In Situ [2]
Sales (mbbls/d)	12.9	14.3			6.6	10.3	11.9	12.1	10.3

Price Received ($/bbl)	89.82	108.78			81.04	74.08	70.64	82.99	77.07
Royalties & Other	3.58	6.05			4.37	2.98	3.08	3.81	3.65
Operating Costs	89.43	95.34			154.00	89.95	84.75	85.61	100.09
Netback [2]	(3.19)	7.39			(77.33)	(18.84)	(17.19)	(6.43)	(26.67)
Syncrude
Sales (mbbls/d)	23.2	20.4			19.5	23.4	19.1	22.8	21.2

Price Received ($/bbl)	94.60	111.79			83.55	77.93	78.27	85.12	81.23
Royalties & Other	4.30	13.82			7.09	6.37	4.82	6.72	6.27
Operating Costs	36.11	39.98			35.84	32.67	38.06	31.65	34.34
Netback	54.19	57.99			40.62	38.89	35.39	46.75	40.62
Company-Wide
Oil and Gas Sales (mboe/d)	225.5	196.4			249.1	243.1	232.9	235.9	240.2

Price Received ($/boe)	85.98	95.26			70.16	67.56	68.23	74.49	70.11
Royalties & Other	8.74	13.42			9.38	8.05	7.96	7.13	8.16
Operating & Other Costs [2]	17.32	18.68			14.93	15.85	15.42	15.97	15.48
In-country Taxes	2.08	3.29			1.92	1.76	2.00	1.89	1.90
Netback	57.84	59.87			43.92	41.90	42.85	49.50	44.57

1       Defined as average sales price less royalties and other, operating costs, and in-country taxes in Yemen.

2       Excludes activities related to third-party bitumen purchased, processed and sold. Sales volumes and amounts relate to PSC sales made to third parties during the period.

Nexen Inc.

Unaudited Condensed Consolidated Statement of Income

For the Three and Six Months Ended June 30

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$ millions, except per share amounts)	2011	2010	2011	2010
Revenues and Other Income
Net Sales	1,507	1,305	3,105	2,652
Marketing and Other Income (Note 13)	95	96	141	187
	1,602	1,401	3,246	2,839
Expenses
Operating	341	321	704	644
Depreciation, Depletion, Amortization and Impairment	335	358	705	701
Transportation and Other	112	141	179	334
General and Administrative	76	40	181	149
Exploration	93	50	219	143
Finance (Note 8)	60	97	134	186
Loss on Debt Redemption and Repurchase (Note 7)	1	—	91	—
Net Gain from Dispositions	—	(80)	—	(80)
	1,018	927	2,213	2,077

Income from Continuing Operations before Provision for Income Taxes	584	474	1,033	762

Provision for (Recovery of) Income Taxes
Current	384	264	808	523
Deferred	(52)	(28)	73	(110)
	332	236	881	413

Net Income from Continuing Operations	252	238	152	349
Net Income from Discontinued Operations, Net of Tax (Note 14)	—	7	302	37
Net Income Attributable to Nexen Inc.	252	245	454	386

Earnings Per Common Share from Continuing Operations ($/share)
Basic	0.48	0.45	0.29	0.66

Diluted	0.45	0.42	0.27	0.62

Earnings Per Common Share ($/share)
Basic	0.48	0.47	0.86	0.74

Diluted	0.45	0.43	0.84	0.69

See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.

Unaudited Condensed Consolidated Balance Sheet

	June 30	December 31	January 1
(Cdn$ millions)	2011	2010	2010
Assets
Current Assets
Cash and Cash Equivalents	1,312	1,005	1,700
Restricted Cash	50	40	198
Accounts Receivable (Note 3)	1,871	1,789	2,322
Derivative Contracts	80	149	466
Inventories and Supplies (Note 4)	344	550	680
Other	148	142	185
Assets Held for Sale (Note 14)	—	729	—
Total Current Assets	3,805	4,404	5,551

Non-Current Assets
Property, Plant and Equipment (Note 5)	14,628	14,579	14,669
Goodwill	276	286	330
Deferred Income Tax Assets	175	160	75
Derivative Contracts	27	116	225
Other Long-Term Assets	149	102	105
Total Assets	19,060	19,647	20,955

Liabilities
Current Liabilities
Accounts Payable and Accrued Liabilities (Note 6)	2,988	2,459	2,681
Derivative Contracts	88	168	456
Accrued Interest Payable	74	83	89
Dividends Payable	26	26	26
Liabilities Held for Sale (Note 14)	—	582	—
Total Current Liabilities	3,176	3,318	3,252

Non-Current Liabilities
Long-Term Debt (Note 7)	4,150	5,090	7,259
Deferred Income Tax Liabilities	1,636	1,487	1,678
Asset Retirement Obligations (Note 9)	1,561	1,516	1,397
Derivative Contracts	35	115	210
Other Long-Term Liabilities	321	307	372

Equity (Note 11)
Nexen Inc. Shareholders’ Equity
Common Shares	1,142	1,111	1,050
Retained Earnings	7,094	6,692	5,704
Accumulated Other Comprehensive Loss	(55)	(37)	—
Total Nexen Inc. Shareholders’ Equity	8,181	7,766	6,754
Canexus Non-Controlling Interest (Note 14)	—	48	33
Total Equity	8,181	7,814	6,787
Commitments, Contingencies and Guarantees (Note 12)
Total Liabilities and Equity	19,060	19,647	20,955

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.
Unaudited Condensed Consolidated Statement of Cash Flows
For the Three and Six Months Ended June 30

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$ millions)	2011	2010	2011	2010
Operating Activities
Net Income from Continuing Operations	252	238	152	349
Net Income from Discontinued Operations	—	7	302	37
Charges and Credits to Income not Involving Cash (Note 15)	694	638	1,532	1,302
Exploration Expense	93	50	219	143
Income Taxes Paid	(69)	(43)	(460)	(250)
Interest Paid	(66)	(101)	(130)	(190)
Changes in Non-Cash Working Capital (Note 15)	121	(286)	153	(73)
Other	(11)	30	(18)	27
	1,014	533	1,750	1,345

Financing Activities
Proceeds from Short-Term Borrowings	—	156	—	156
Repayment of Term Credit Facilities, Net	—	(1,077)	—	(1,077)
Repayment of Long-Term Debt (Note 7)	(525)	—	(871)	—
Proceeds from Canexus Long-Term Debt, Net	—	46	5	68
Dividends Paid on Common Shares	(26)	(26)	(52)	(52)
Issue of Common Shares and Exercise of Tandem Options for Shares	8	10	31	35
Other	(6)	(16)	(4)	(20)
	(549)	(907)	(891)	(890)

Investing Activities
Capital Expenditures
Exploration, Evaluation, and Development	(481)	(748)	(935)	(1,236)
Capitalized Interest Paid	(29)	(22)	(57)	(40)
Corporate and Other	(20)	(70)	(37)	(134)
Proceeds from Dispositions	12	81	474	96
Changes in Restricted Cash	(2)	68	(11)	83
Changes in Non-Cash Working Capital (Note 15)	31	(13)	115	75
Other	(23)	(4)	(75)	(7)
	(512)	(708)	(526)	(1,163)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(15)	55	(26)	(22)

Increase (Decrease) in Cash and Cash Equivalents	(62)	(1,027)	307	(730)

Cash and Cash Equivalents — Beginning of Period	1,374	1,997	1,005	1,700

Cash and Cash Equivalents — End of Period [1]	1,312	970	1,312	970

1 Cash and cash equivalents at June 30, 2011 consists of cash of $218 million and short-term investments of $1,094 million (June 30, 2010 — cash of $237 million and short-term investments of $733 million).

See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.

Unaudited Condensed Consolidated Statement of Changes in Equity

For the Three and Six Months Ended June 30

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$ millions)	2011	2010	2011	2010

Common Shares, Beginning of Period	1,134	1,077	1,111	1,050
Issue of Common Shares	8	8	31	32
Exercise of Tandem Options for Shares	—	2	—	3
Accrued Liability Relating to Tandem Options Exercised for Common Shares	—	1	—	3
Balance at End of Period	1,142	1,088	1,142	1,088

Retained Earnings, Beginning of Period	6,868	5,819	6,692	5,704
Net Income Attributable to Nexen Inc.	252	245	454	386
Dividends on Common Shares (Note 11)	(26)	(26)	(52)	(52)
Balance at End of Period	7,094	6,038	7,094	6,038

Accumulated Other Comprehensive Loss, Beginning of Period	(48)	(13)	(37)	—
Other Comprehensive Income (Loss) Attributable to Nexen Inc.	(7)	8	(18)	(5)
Balance at End of Period	(55)	(5)	(55)	(5)

Canexus Non-Controlling Interests, Beginning of Period	—	39	48	33
Net Income Attributable to Non-Controlling Interests	—	(6)	1	(1)
Distributions Declared to Non-Controlling Interests	—	(3)	—	(7)
Issue of Partnership Units to Non-Controlling Interests	—	12	—	17
Disposition of Canexus (Note 14)	—	—	(49)	—
Balance at End of Period	—	42	—	42

See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

For the Three and Six Months Ended June 30

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$ millions)	2011	2010	2011	2010
Net Income	252	245	454	386
Other Comprehensive Income (Loss), Net of Income Taxes:
Foreign Currency Translation Adjustment
Net Gains (Losses) on Investment in Self-Sustaining Foreign Operations	(35)	221	(139)	66
Net Gains (Losses) on Foreign-Denominated Debt Hedging of Self-Sustaining Foreign Operations [1]	28	(213)	121	(71)
Other Comprehensive Income (Loss) Attributable to Nexen Inc.	(7)	8	(18)	(5)
Total Comprehensive Income	245	253	436	381

1  Net of income tax expense for the three months ended June 30, 2011 of $4 million (2010 — net of income tax recovery of $31 million) and net of income tax expense for the six months ended June 30, 2011 of $17 million (2010 — net of income tax recovery of $11 million).

See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Cdn$ millions, except as noted

1.                            BASIS OF PRESENTATION

Nexen Inc. (Nexen, we or our) is an independent, global energy company with operations in the North Sea, Gulf of Mexico, offshore West Africa, Canada, Yemen and Colombia. Nexen is incorporated and domiciled in Canada. Nexen’s shares are publicly traded on both the Toronto Stock Exchange and the New York Stock Exchange.

These Unaudited Condensed Consolidated Financial Statements for the three and six months ended June 30, 2011 have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The Unaudited Condensed Consolidated Financial Statements do not include all of the information required for annual financial statements. Amounts relating to the three and six months ended June 30, 2010 and as at December 31, 2010 were previously presented in accordance with Canadian GAAP. These amounts have been restated as necessary to be compliant with our accounting policies under International Financial Reporting Standards (“IFRS”) (see Note 2). Reconciliations and descriptions relating to the transition from Canadian GAAP to IFRS are included in Note 17.

The Unaudited Condensed Consolidated Financial Statements were authorized for issue on July 13, 2011 and should be read in conjunction with the Audited Consolidated Financial Statements for the year ended December 31, 2010, which have been prepared in accordance with Canadian GAAP.

2.                            ACCOUNTING POLICIES

The accounting policies we follow are described in Note 2 of the Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2011.

Future Changes in Accounting Policies

As part of our transition to IFRS, we will adopt all IFRS accounting standards in effect on December 31, 2011.

The following standards and interpretations have not been adopted as they apply to future periods. They may result in future changes to our existing accounting policies and other note disclosures. We are currently evaluating the impact that these standards will have on our results of operations and financial position:

•                  IFRS 9 Financial Instruments — in November 2009, the International Accounting Standards Board (IASB) issued IFRS 9 to address classification and measurement of financial assets. In October 2010, the IASB revised the standard to include financial liabilities. The standard is required to be adopted for periods beginning January 1, 2013. Portions of the standard remain in development and the full impact of the standard will not be known until the project is complete.

•                  IFRS 10 Consolidated Financial Statements — in May 2011, the IASB issued IFRS 10 which provides additional guidance to determine whether an investee should be consolidated. The guidance applies to all investees, including special purpose entities. The standard is required to be adopted for periods beginning January 1, 2013. We are evaluating the impact that this standard may have on our results of operations and financial position.

•                  IFRS 11 Joint Arrangements — in May 2011, the IASB issued IFRS 11 which presents a new model for determining whether an entity should account for joint arrangements using proportionate consolidation or the equity method. An entity will have to follow the substance rather than legal form of a joint arrangement and will no longer have a choice of accounting method. The standard is required to be adopted for periods beginning January 1, 2013. We are evaluating the impact that this standard may have on our results of operations and financial position.

•                  IFRS 12 Disclosure of Interests in Other Entities — in May 2011, the IASB issued IFRS 12 which aggregates and amends disclosure requirements included within other standards. The standard requires a company to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard is required to be adopted for periods beginning January 1, 2013. We are evaluating the impact that this standard may have on our results of operations and financial position.

•                  IFRS 13 Fair Value Measurement — in May 2011, the IASB issued IFRS 13 to provide comprehensive guidance for instances where IFRS requires fair value to be used. The standard provides guidance on determining fair value and requires disclosures about those measurements. The standard is required to be adopted for periods beginning January 1, 2013. We are evaluating the impact that this standard may have on our results of operations and financial position.

•                  IAS 1 Presentation of Items of Other Comprehensive Income — in June 2011, the IASB issued amendments to IAS 1 Presentation of Financial Statements to split items of other comprehensive income (OCI) between those that are reclassed to income and those that do not. The standard is required to be adopted for periods beginning on or after July 1, 2012. We are evaluating the impact that this standard may have on our results of operations and financial position.

•                  IAS 19 Employee Benefits — in June 2011, the IASB issued amendments to IAS 19 to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans, change the recognition pattern of gains and losses, and require additional disclosures. The standard is required to be adopted for periods beginning on or after January 1, 2013. We are evaluating the impact that this standard may have on our results of operations and financial position.

3.                            ACCOUNTS RECEIVABLE

	June 30	December 31	January 1
	2011	2010	2010
Trade
Energy Marketing	1,069	929	1,410
Oil and Gas	706	822	823
Other	6	2	44
	1,781	1,753	2,277
Non-Trade	131	80	99
	1,912	1,833	2,376
Allowance for Doubtful Receivables	(41)	(44)	(54)
Total [1]	1,871	1,789	2,322

1 At December 31, 2010, accounts receivable related to our chemicals operations have been included with assets held for sale (see Note 14).

Receivables are generally on 30-day terms and were current as of June 30, 2011, December 31, 2010 and January 1, 2010.

4.                            INVENTORIES AND SUPPLIES

	June 30	December 31	January 1
	2011	2010	2010
Finished Products
Energy Marketing	223	452	548
Oil and Gas	58	35	25
Other	—	—	12
	281	487	585
Work in Process	7	5	7
Field Supplies	56	58	88
Total [1]	344	550	680

1 At December 31, 2010, inventories and supplies related to our chemicals operations have been included with assets held for sale (see Note 14).

5.                            PROPERTY, PLANT AND EQUIPMENT

(a)                                  Carrying amount of PP&E

	Exploration and Evaluation	Assets Under Construction	Producing Oil & Gas Properties	Corporate and Other	Total
Cost
As at January 1, 2010	2,393	1,045	20,020	1,849	25,307
Additions	1,092	693	696	243	2,724
Disposals/Derecognitions	(70)	(8)	(1,638)	(122)	(1,838)
Transfers	(82)	78	4	—	—
Exploration Expense	(326)	—	(2)	—	(328)
Transferred to Held for Sale	—	—	—	(1,207)	(1,207)
Other	36	15	408	(3)	456
Effect of Changes in Exchange Rate	(51)	(75)	(603)	(3)	(732)
As at December 31, 2010	2,992	1,748	18,885	757	24,382
Additions	427	270	294	37	1,028
Disposals/Derecognitions	(43)	—	(51)	(11)	(105)
Transfers	(235)	235	—	—	—
Exploration Expense	(218)	—	(1)	—	(219)
Other	77	17	44	—	138
Effect of Changes in Exchange Rate	(27)	(59)	(330)	(3)	(419)
As at June 30, 2011	2,973	2,211	18,841	780	24,805

Accumulated DD&A
As at January 1, 2010	360	11	9,325	942	10,638
DD&A	41	—	1,384	119	1,544
Disposals/Derecognitions	(59)	(8)	(1,378)	(62)	(1,507)
Impairment Losses	—	—	139	—	139
Transferred to Held for Sale	—	—	—	(578)	(578)
Other	1	—	(7)	(5)	(11)
Effect of Changes in Exchange Rate	(12)	(3)	(409)	2	(422)
As at December 31, 2010	331	—	9,054	418	9,803
DD&A	24	—	645	36	705
Disposals/Derecognitions	(7)	—	(51)	(8)	(66)
Other	—	—	(2)	—	(2)
Effect of Changes in Exchange Rate	(7)	—	(253)	(3)	(263)
As at June 30, 2011	341	—	9,393	443	10,177

Net Book Value
As at January 1, 2010	2,033	1,034	10,695	907	14,669
As at December 31, 2010	2,661	1,748	9,831	339	14,579
As at June 30, 2011	2,632	2,211	9,448	337	14,628

Exploration and evaluation assets mainly comprise of unproved properties and capitalized exploration drilling costs. Assets under construction include our Usan development, offshore Nigeria.

(b)                                  Impairment

Our DD&A expense for 2010 includes non-cash impairment charges of $139 million for properties in the US Gulf of Mexico and Canada. In the second half of 2010, low natural gas prices, higher estimated future abandonment costs and declining production performance reduced properties’ estimated future cash flows, which resulted in impairments for properties in the US Gulf of Mexico and Canada.

These properties were written down to their estimated fair value based on their estimated future discounted net cash flows. The estimated future cash flows incorporate a risk-adjusted discount rate and management’s estimates of future prices, capital expenditures and production.

6.                            ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30	December 31	January 1
	2011	2010	2010
Energy Marketing Payables	1,051	1,016	1,366
Accrued Payables	664	676	619
Income Taxes Payable	733	345	179
Trade Payables	176	164	210
Stock-Based Compensation	99	111	173
Other	265	147	134
Total [1]	2,988	2,459	2,681

1 At December 31, 2010, accounts payable and accrued liabilities related to our chemicals operations have been included with liabilities held for sale (see Note 14).

7.                            LONG-TERM DEBT

	June 30	December 31	January 1
	2011	2010	2010
Term Credit Facilities, due 2016 (a)	—	—	1,570
Notes, due 2013 (US$500 million) (b)	—	497	523
Notes, due 2015 (US$126 million) (c)	121	249	262
Notes, due 2017 (US$62 million) (c)	60	249	262
Notes, due 2019 (US$300 million)	289	298	314
Notes, due 2028 (US$200 million)	193	199	209
Notes, due 2032 (US$500 million)	482	497	523
Notes, due 2035 (US$790 million)	762	786	827
Notes, due 2037 (US$1,250 million)	1,205	1,243	1,308
Notes, due 2039 (US$700 million)	675	696	733
Subordinated Debentures, due 2043 (US$460 million)	444	457	481
	4,231	5,171	7,012
Unamortized debt issue costs	(81)	(81)	(88)
	4,150	5,090	6,924
Canexus debt	—	—	335
Total	4,150	5,090	7,259

(a)                                  Term credit facilities

We have unsecured term credit facilities of $3 billion (US$3.1 billion) available until 2016, none of which were drawn at either June 30, 2011 or December 31, 2010. Borrowings are available as Canadian bankers’ acceptances, LIBOR-based loans, Canadian prime rate loans, US-dollar base rate loans or British pound call-rate loans. Interest is payable at floating rates. During the six months ended June 30, 2011, we did not incur any interest expense on our term credit facilities. The weighted-average interest rate on our term credit facilities for the three months ended June 30, 2010 was 1.3% and 1.1% for the six months ended June 30, 2010. At June 30, 2011, $279 million (US$289 million) of these facilities were utilized to support outstanding letters of credit (December 31, 2010 — $322 million (US$324 million)).

(b)                                  Redemption of Notes, due 2013

During the quarter, we redeemed and cancelled US$500 million of principal from bonds due in 2013. We paid $525 million for the redemption. We recorded a $52 million loss during the first quarter as the difference between carrying value and the redemption price.

(c)                                  Repurchase for Cancellation of Certain 2015 and 2017 Notes

In the first quarter, we repurchased and cancelled US$124 million and US$188 million of principal from the 2015 and 2017 bonds, respectively. We paid $346 million for the repurchase and recorded a $39 million loss as the difference between carrying value and the redemption price.

(d)                                  Short-term borrowings

Nexen has uncommitted, unsecured credit facilities of approximately $463 million (US$481 million), none of which were drawn at either June 30, 2011 or December 31, 2010. We utilized $24 million (US$25 million) of these facilities to support outstanding letters of credit at June 30, 2011 (December 31, 2010—$112 million (US$112 million)). Interest is payable at floating rates.

8.                            FINANCE EXPENSE

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Long-Term Debt Interest Expense	74	89	158	180
Accretion Expense related to Asset Retirement Obligations (Note 9)	12	9	23	19
Other Interest Expense	3	17	10	21
Total	89	115	191	220
Less: Capitalized at 6.5% (2010 – 5.2%)	(29)	(18)	(57)	(34)
Total [1]	60	97	134	186

1 Excludes interest expense related to our chemical operations (see Note 14).

Capitalized interest relates to and is included as part of the cost of our oil and gas properties. The capitalization rates are based on our weighted-average cost of borrowings.

9.                            ASSET RETIREMENT OBLIGATIONS (ARO)

Changes in the carrying amount of our ARO provisions are as follows:

	Six Months Ended June 30	Twelve Months Ended December 31
	2011	2010
ARO, Beginning of Period	1,571	1,432
Obligations Incurred with Development Activities	19	81
Changes in Estimates	42	332
Obligations Related to Dispositions	(3)	(224)
Obligations Settled	(25)	(43)
Accretion	23	47
Effects of Changes in Foreign Exchange Rate	(13)	(54)
ARO, End of Period	1,614	1,571

Of which:
Due within Twelve Months [1]	53	55
Due after Twelve Months	1,561	1,516

1 Included in accounts payable and accrued liabilities.

ARO represents the present value of estimated remediation and reclamation costs associated with our PP&E. We have discounted the estimated asset retirement obligation using a weighted-average risk-free rate of 3.0% (2010—3.3%). While the provision for abandonment is based on our best estimates of future costs and the economic lives of the assets involved, there is uncertainty regarding both the amount and timing of incurring these costs. We expect approximately $367 million included in our ARO will be settled over the next five years with the balance settling beyond that. We expect to fund ARO from future cash flows from our operations.

10.                     RELATED PARTY DISCLOSURES

Major subsidiaries and joint ventures

The Unaudited Condensed Consolidated Financial Statements include the financial statements of Nexen Inc. and our subsidiaries as at June 30, 2011. The following is a list of the major subsidiaries of our operations. Transactions between subsidiaries are eliminated on consolidation. Nexen did not have any material related party transactions with entities outside the consolidated group in the six months ended June 30, 2011 and 2010.

Major subsidiaries	Country of Incorporation	Principal Activities	Ownership
Nexen Petroleum UK Limited	United Kingdom	Oil & Gas	100%
Nexen Ettrick UK Limited	United Kingdom	Oil & Gas	100%
Nexen Petroleum Dragon UK Limited	United Kingdom	Oil & Gas	100%
Nexen Petroleum Nigeria Limited	Nigeria	Oil & Gas	100%
Nexen Petroleum Offshore USA Inc	United States	Oil & Gas	100%
Canadian Nexen Petroleum Yemen	Yemen	Oil & Gas	100%
Canadian Nexen Petroleum East Al Hajr	Canada	Oil & Gas	100%
Nexen Petroleum Colombia Limited	Jersey	Oil & Gas	100%
Nexen Med Hat-Hatton Partnership	Canada	Oil & Gas	100%
Nexen Crossfield Partnership	Canada	Oil & Gas	100%
Nexen Marketing	Canada	Marketing	100%
Nexen Energy Marketing Europe	United Kingdom	Marketing	100%
Nexen Energy Marketing USA Inc	United States	Marketing	100%

Joint Venture
Syncrude	Canada	Oil & Gas	7.23%

11.                     EQUITY

(a)                                  Common Shares

Authorized share capital consists of an unlimited number of common shares of no par value and an unlimited number of Class A preferred shares of no par value, issuable in series. At June 30, 2011, there were 527,014,110 common shares outstanding (December 31, 2010 — 525,706,403 shares; January 1, 2010 — 522,915,843 shares). There were no preferred shares issued and outstanding (December 31, 2010 — nil; January 1, 2010 — nil).

(b)                                  Dividends

Dividends paid per common share for the three months ended June 30, 2011 were $0.05 per common share (three months ended June 30, 2010 — $0.05). Dividends per common share for the six months ended June 30, 2011 were $0.10 per common share (six months ended June 30, 2010 — $0.10). Dividends paid to holders of common shares have been designated as “eligible dividends” for Canadian tax purposes. On July 13, 2011, the Board of Directors declared a quarterly dividend of $0.05 per common share, payable October 1, 2011 to the shareholders of record on September 9, 2011.

12.                     COMMITMENTS, CONTINGENCIES AND GUARANTEES

As described in Note 15 to the 2010 Audited Consolidated Financial Statements, there are a number of lawsuits and claims pending, the ultimate results of which cannot be ascertained at this time. We record costs as they are incurred or become determinable. We believe that payments, if any, related to existing indemnities, would not have a material adverse effect on our liquidity, financial condition or results of operations.

We assume various contractual obligations and commitments in the normal course of our operations. During the quarter, we entered into new drilling rig commitments in the UK North Sea and made additional office lease commitments, comprised of the following:

	2011	2012	2013	2014	2015	Thereafter
Drilling Rig Commitments	39	71	12	—	—	—
Operating Lease Commitments	—	2	5	6	7	50

The commitments above are in addition to those included in Note 15 to the 2010 Audited Consolidated Financial Statements. Our operating leases, transportation and storage commitments, and other drilling rig commitments as at June 30, 2011 have not materially changed from the information previously disclosed in our 2010 Audited Consolidated Financial Statements.

13.                     MARKETING AND OTHER INCOME

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Marketing Revenue, Net	51	113	102	196
Insurance Proceeds	26	—	26	—
Change in Fair Value of Crude Oil Put Options	—	2	(7)	(14)
Foreign Exchange Gains (Losses)	6	(11)	(16)	(2)
Other	12	(8)	36	7
Total	95	96	141	187

14.                     DISCONTINUED OPERATIONS

In February 2011, we completed the sale of our 62.7% investment in Canexus Limited Partnership, which operates a chemicals business, for net proceeds of $458 million and we realized a gain on disposition of $348 million in the first quarter. In the fourth quarter of 2010, we received board approval to sell our interest in Canexus and classified the assets and liabilities as held for sale at December 31, 2010. The gain on sale and results of our chemicals business have been presented as discontinued operations.

In July 2010, we completed the sale of our heavy oil properties in Canada. We received proceeds of $939 million, net of closing adjustments and realized a gain on disposition of $828 million in the third quarter of 2010. The gain on sale and results of operations of these properties have been presented as discontinued operations.

	Three Months Ended June 30
	2010
	Canada	Chemicals	Total
Revenues and Other Income
Net Sales	56	105	161
Other	—	(7)	(7)
	56	98	154
Expenses
Operating	22	78	100
Depreciation, Depletion, Amortization and Impairment	7	8	15
Transportation and Other	—	12	12
General and Administrative	5	8	13
Finance	2	6	8
	36	112	148
Income (Loss) before Provision for Income Taxes	20	(14)	6
Less: Provision for Deferred Income Taxes	5	(3)	2

Income (Loss) before Non-Controlling Interest	15	(11)	4
Less: Non-Controlling Interest	—	(3)	(3)
Net Income (Loss) from Discontinued Operations, Net of Tax	15	(8)	7

Earnings Per Common Share
Basic			0.02
Diluted			0.01

	Six Months Ended June 30
	2011	2010
	Chemicals	Canada	Chemicals	Total
Revenues and Other Income
Net Sales	42	125	218	343
Other	(1)	—	—	—
Gain on Disposition	348	—	—	—
	389	125	218	343
Expenses
Operating	25	45	148	193
Depreciation, Depletion, Amortization and Impairment	4	20	14	34
Transportation and Other	2	2	28	30
General and Administrative	2	9	18	27
Finance	2	3	7	10
	35	79	215	294
Income before Provision for Income Taxes	354	46	3	49
Less: Provision for Deferred Income Taxes	51	10	1	11

Income before Non-Controlling Interest	303	36	2	38
Less: Non-Controlling Interest	1	—	1	1
Net Income from Discontinued Operations, Net of Tax	302	36	1	37

Earnings Per Common Share
Basic	0.57			0.08
Diluted	0.57			0.07

The following table provides the assets and liabilities that are associated with our chemicals business at December 31, 2010 and January 1, 2010. There were no assets or liabilities related to our chemical operations at June 30, 2011.

	December 31		January 1
	2010		2010
Cash and Cash Equivalents	3		14
Accounts Receivable	48		54
Inventories and Supplies	35		33
Other Current Assets	1		3
Property, Plant and Equipment, Net of Accumulated DD&A	629		535
Deferred Income Tax Assets	7		4
Other Long-Term Assets	6		11
Assets	729	[1]	654
Accounts Payable and Accrued Liabilities	59		64
Accrued Interest Payable	3		—
Long-Term Debt	414		335
Deferred Income Tax Liabilities	15		11
Asset Retirement Obligations	73		74
Other Long-Term Liabilities	18		16
Liabilities	582	[1]	500
Equity – Canexus Non-Controlling Interest	48		33

1 Included in assets and liabilities held for sale at December 31, 2010.

15.                               CASH FLOWS

(a)                                  Charges and credits to income not involving cash

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Depreciation, Depletion, Amortization and Impairment	335	358	705	701
Finance	60	97	134	186
Stock-Based Compensation	(29)	(61)	(2)	(59)
Loss on Debt Redemption and Repurchase	1	—	91	—
Non-cash Items Included in Discontinued Operations	—	27	(290)	60
Provision for Income Taxes	332	236	881	413
Foreign Exchange	(6)	(1)	17	1
Other	1	(18)	(4)	—
Total	694	638	1,532	1,302

(b)                                  Changes in non-cash working capital

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Accounts Receivable	194	(16)	(134)	(234)
Inventories and Supplies	163	(37)	184	76
Other Current Assets	(17)	5	(9)	78
Accounts Payable and Accrued Liabilities	(188)	(251)	227	82
Total	152	(299)	268	2

Relating to:
Operating Activities	121	(286)	153	(73)
Investing Activities	31	(13)	115	75
Total	152	(299)	268	2

16.                               OPERATING SEGMENTS AND RELATED INFORMATION

Effective in the first quarter of 2011, we amended our segment reporting to reflect changes in our business. In 2010, we disposed of non-core operations including heavy oil operations in Canada, chemicals and certain energy marketing businesses, and ramped up production at Long Lake. We report our segments to align with our key growth strategies, specifically, Conventional Oil and Gas, Oil Sands and Unconventional Gas. Prior period results have been revised to reflect the presentation changes made in the current period.

Nexen has the following operating segments:

Conventional Oil and Gas: We explore for, develop and produce crude oil and natural gas from conventional sources around the world. Our operations are focused on the UK, North America (Canada and US) and other countries (Yemen, offshore West Africa and Colombia).

Oil Sands: We develop and produce synthetic crude oil from the Athabasca oil sands in northern Alberta. We produce bitumen using in situ and mining technologies and upgrade it into synthetic crude oil before ultimate sale. Our in situ activities are comprised of our operations at Long Lake and future development phases. Our mining activities are conducted through our 7.23% ownership of the Syncrude Joint Venture.

Unconventional Gas: We explore for and produce unconventional gas from shale formations in northeastern British Columbia and Poland. Production and results of operations are included within Conventional Oil and Gas until they become significant.

Corporate and Other includes energy marketing, unallocated items and the results of Canexus prior to its sale in February 2011. Canexus manufactures, markets and distributes industrial chemicals, principally sodium chlorate, chlorine, muriatic acid and caustic soda. The results of our chemicals business have been presented as discontinued operations.

The accounting policies of our operating segments are the same as those described in Note 2. Net income of our operating segments excludes interest income, interest expense, unallocated corporate expenses and foreign exchange gains and losses. Identifiable assets are those used in the operations of the segments.

Segmented net income for the three months ended June 30, 2011

	Conventional				Oil Sands		Corporate and Other	Total
	United Kingdom	North America	Other Countries [1]		In Situ	Syncrude

Net Sales	764	134	229		188	181	11	1,507
Marketing and Other Income	1	30	3		—	1	60	95
	765	164	232		188	182	71	1,602

Less: Expenses
Operating	61	36	35		127	75	7	341
Depreciation, Depletion, Amortization and Impairment	133	116	23		36	14	13	335
Transportation and Other	—	11	11		51	6	33	112
General and Administrative	2	19	8		2	—	45	76
Exploration	13	41	37	[2]	2	—	—	93
Finance	5	4	1		—	2	48	60
Net Loss on Debt Redemption	—	—	—		—	—	1	1
Income (Loss) from Continuing Operations before Income Taxes	551	(63)	117		(30)	85	(76)	584
Less: Provision for (Recovery of) Income Taxes	326	(15)	22		(7)	21	(15)	332
Net Income (Loss)	225	(48)	95		(23)	64	(61)	252

Capital Expenditures	104	123	171		91	27	14	530

1  Includes results of conventional crude oil and natural gas operations in Yemen and Colombia.

2  Includes exploration activities primarily in Yemen, Nigeria, Norway, Colombia and Poland.

Segmented net income for the three months ended June 30, 2010

	Conventional				Oil Sands		Corporate and Other	Total
	United Kingdom	North America	Other Countries [1]		In Situ	Syncrude

Net Sales	735	133	171		102	152	12	1,305
Marketing and Other Income	4	1	3		—	1	87	96
	739	134	174		102	153	99	1,401

Less: Expenses
Operating	77	44	38		85	70	7	321
Depreciation, Depletion, Amortization and Impairment	189	92	25		25	13	14	358
Transportation and Other	1	5	3		32	4	96	141
General and Administrative	—	11	(1)		—	—	30	40
Exploration	7	18	24	[2]	1	—	—	50
Finance	4	4	—		—	1	88	97
Net Gain from Dispositions	—	—	—		(80)[3]	—	—	(80)
Income (Loss) from Continuing Operations before Income Taxes	461	(40)	85		39	65	(136)	474
Less: Provision for (Recovery of) Income Taxes	230	(10)	22		10	16	(32)	236
Income (Loss) from Continuing Operations	231	(30)	63		29	49	(104)	238
Add: Net Income (Loss) from Discontinued Operations (Note 14)	—	15	—		—	—	(8)	7
Net Income (Loss)	231	(15)	63		29	49	(112)	245

Capital Expenditures	150	380	170		45	25	70	840

1  Includes results of conventional crude oil and natural gas operations in Yemen and Colombia.

2  Includes exploration activities primarily in Yemen, Nigeria, Norway and Colombia.

3  Gain on disposition of non-core lands in the Athabasca region.

Segmented net income for the six months ended June 30, 2011

	Conventional				Oil Sands		Corporate and Other	Total
	United Kingdom	North America	Other Countries [1]		In Situ	Syncrude

Net Sales	1,726	267	414		303	370	25	3,105
Marketing and Other Income	17	32	7		—	1	84	141
	1,743	299	421		303	371	109	3,246

Less: Expenses
Operating	159	76	70		234	150	15	704
Depreciation, Depletion, Amortization and Impairment	315	221	48		65	30	26	705
Transportation and Other	—	15	16		69	12	67	179
General and Administrative	(10)	52	23		13	—	103	181
Exploration	17	100	100	[2]	2	—	—	219
Finance	10	8	1		1	3	111	134
Net Loss on Debt Redemption	—	—	—		—	—	91	91
Income (Loss) from Continuing Operations before Income Taxes	1,252	(173)	163		(81)	176	(304)	1,033
Less: Provision for (Recovery of) Income Taxes	1,012	(46)	4		(20)	44	(113)	881
Income (Loss) from Continuing Operations	240	(127)	159		(61)	132	(191)	152
Add: Net Income from Discontinued Operations (Note 14)	—	—	—		—	—	302	302
Net Income (Loss)	240	(127)	159		(61)	132	111	454

Capital Expenditures	178	242	317		220	46	26	1,029

1  Includes results of conventional crude oil and natural gas operations in Yemen and Colombia.

2  Includes exploration activities primarily in Yemen, Nigeria, Norway, Colombia and Poland.

Segmented net income for the six months ended June 30, 2010

	Conventional				Oil Sands		Corporate and Other	Total
	United Kingdom	North America	Other Countries [1]		In Situ	Syncrude

Net Sales	1,490	294	368		193	286	21	2,652
Marketing and Other Income	9	1	8		—	2	167	187
	1,499	295	376		193	288	188	2,839

Less: Expenses
Operating	154	82	80		180	132	16	644
Depreciation, Depletion, Amortization and Impairment	353	190	62		40	27	29	701
Transportation and Other	4	10	6		83	11	220	334
General and Administrative	13	30	8		4	—	94	149
Exploration	31	41	70	[2]	1	—	—	143
Finance	8	8	—		1	2	167	186
Net Gain from Dispositions	—	—	—		(80)[3]	—	—	(80)
Income (Loss) from Continuing Operations before Income Taxes	936	(66)	150		(36)	116	(338)	762
Less: Provision for (Recovery of) Income Taxes	468	(17)	21		(9)	29	(79)	413
Income (Loss) from Continuing Operations	468	(49)	129		(27)	87	(259)	349
Add: Net Income from Discontinued Operations (Note 14)	—	36	—		—	—	1	37
Net Income (Loss)	468	(13)	129		(27)	87	(258)	386

Capital Expenditures	277	527	313		109	49	135	1,410

1  Includes results of conventional crude oil and natural gas operations in Yemen and Colombia.

2  Includes exploration activities primarily in Yemen, Nigeria, Norway and Colombia.

3  Gain on disposition of non-core lands in the Athabasca region.

Segmented assets as at June 30, 2011

	Conventional					Oil Sands			Corporate and Other		Total
	United Kingdom	North America		Other Countries		In Situ		Syncrude

Total Assets	4,423	3,199		1,822		5,982		1,272	2,362	[1]	19,060

Property, Plant and Equipment
Cost	6,332	6,484		3,840		5,975		1,563	611		24,805
Less: Accumulated DD&A	3,277	3,670		2,348		145		387	350		10,177
Net Book Value	3,055	2,814	[2]	1,492	[3]	5,830	[4]	1,176	261		14,628

Goodwill	269	—		—		—		—	7		276

1  Includes cash of $583 million, and Energy Marketing accounts receivable and inventory of $1,292 million.

2  Includes capitalized costs of $1,070 million associated with our Canadian shale gas operations.

3  Includes $1,398 million related to our Usan development, offshore Nigeria.

4  Includes net book value of $4,962 million for Long Lake Phase 1 and $868 million for future phases of our in situ oil sands projects.

Segmented assets as at December 31, 2010

	Conventional					Oil Sands			Corporate and Other		Total
	United Kingdom	North America		Other Countries		In Situ		Syncrude

Total Assets	4,249	3,195		1,646		5,782		1,259	3,516	[1]	19,647

Property, Plant and Equipment
Cost	6,389	6,422		3,700		5,756		1,519	596		24,382
Less: Accumulated DD&A	3,055	3,597		2,370		91		359	331		9,803
Net Book Value	3,334	2,825	[2]	1,330	[3]	5,665	[4]	1,160	265		14,579

Goodwill	277	—		—		—		—	9		286

1  Includes cash of $817 million, Energy Marketing accounts receivable and inventory of $1,381 million and Chemicals assets of $729 million.

2  Includes capitalized costs of $938 million associated with our Canadian shale gas operations.

3  Includes $1,210 million related to our Usan development, offshore Nigeria.

4  Includes net book value of $4,865 million for Long Lake Phase 1 and $800 million for future phases of our in situ oil sands projects.

Segmented assets as at January 1, 2010

	Conventional					Oil Sands			Corporate and Other		Total
	United Kingdom	North America		Other Countries		In Situ		Syncrude

Total Assets	4,840	3,146		1,320		5,616		1,165	4,868	[1]	20,955

Property, Plant and Equipment
Cost	5,884	7,464		3,344		5,523		1,390	1,702		25,307
Less: Accumulated DD&A	2,458	4,600		2,387		7		319	867		10,638
Net Book Value	3,426	2,864	[2]	957	[3]	5,516	[4]	1,071	835		14,669

Goodwill	292	—		—		—		—	38		330

1  Includes cash of $1,016 million, Energy Marketing accounts receivable and inventory of $1,958 million and Chemicals assets of $654 million.

2  Includes capitalized costs of $477 million associated with our Canadian shale gas operations.

3  Includes $760 million related to our Usan development, offshore Nigeria.

4  Includes net book value of $4,776 million for Long Lake Phase 1 and $740 million for future phases of our in situ oil sands projects.

17.                               TRANSITION TO IFRS

For all periods up to and including the year ended December 31, 2010, we prepared our Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles (Canadian GAAP). As a publicly listed company in Canada, we are required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) for all periods after January 1, 2011 including comparative historical information. As we are also publicly listed in the United States, we were required to include a reconciliation of our financial results between Canadian GAAP and US GAAP. The reconciliation to US GAAP is no longer required.

In accordance with transitional provisions, we prepared our opening balance sheet as at January 1, 2010 (the transition date) and 2010 comparative financial information using the accounting policies set out in Note 2. The consolidated financial statements for the year ended December 31, 2011 will be the first annual financial statements that comply with IFRS by applying existing IFRS with an effective date of December 31, 2011 or earlier. This transition note explains the material adjustments we made to convert our financial statements to IFRS.

Elected Exemptions from Full Retrospective Application

In preparing these Unaudited Condensed Consolidated Financial Statements in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (IFRS 1), we applied the following optional exemptions from full retrospective application of IFRS.

(i)                                     Business Combinations

We applied the business combinations exemption to not apply IFRS 3 Business Combinations retrospectively to past business combinations. Accordingly, we have not restated business combinations that took place prior to the transition date.

(ii)                                  Fair Value or Revaluation as Deemed Cost

We elected to measure certain producing oil and gas properties at fair value as at the transition date and use that amount as its deemed cost in the opening IFRS balance sheet.

(iii)                               Cumulative Translation Differences

We elected to set the cumulative translation account, which is included in accumulated other comprehensive income, to nil at January 1, 2010. This exemption has been applied to all subsidiaries.

(iv)                              Share-based Payment Transactions

We elected to use the IFRS 1 exemption whereby the liabilities for share-based payments that had vested or settled prior to January 1, 2010 were not required to be retrospectively restated.

(v)                                 Employee Benefits

We elected to apply the exemption for employee benefits to recognize the accumulated unrecognized net actuarial loss in retained earnings at January 1, 2010. This exemption has been applied to all defined benefit pension plans.

(vi)                              Asset Retirement Obligations

We applied the exemption from full retrospective application of our asset retirement obligations as permitted for first-time adoption of IFRS. As such, we re-measured ARO as at January 1, 2010. We estimated the amount to be included in the related asset by discounting the liability to the date when the obligation first arose using our best estimates of the historical risk-free discount rates applicable during the intervening period.

(vii)                           Borrowing Costs

We applied an IFRS transitional exemption to prospectively capitalize borrowing costs from the transition date. As a result, borrowing costs previously capitalized under Canadian GAAP were expensed to retained earnings.

Mandatory Exceptions to Retrospective Application

In preparing these Unaudited Condensed Consolidated Financial Statements in accordance with IFRS 1, we were required to apply the following mandatory exceptions from full retrospective application of IFRS.

(i)                                     Hedge Accounting

Only hedging relationships that satisfied the hedge accounting criteria as of the transition date are reflected as hedges in our results under IFRS. Any derivatives not meeting the IAS 39 Financial Instruments: Recognition and Measurement criteria for hedge accounting were recorded as a non-hedging derivative financial instrument.

(ii)                                  Estimates

Hindsight was not used to create or revise estimates and accordingly, our estimates previously made under Canadian GAAP are consistent with their application under IFRS.

Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires the presentation of a reconciliation of shareholders’ equity, net income, comprehensive income, and cash flows for prior periods. The transition from Canadian GAAP to IFRS had no material effect upon previously reported cash flows. The following represents the reconciliations from Canadian GAAP to IFRS for the respective periods for shareholders’ equity, net income, and comprehensive income:

Reconciliation of Shareholders’ Equity

		January 1	June 30	December 31
(Cdn$ millions)	Note	2010	2010	2010
Shareholders’ Equity under Canadian GAAP		7,646	8,080	8,791
Differences increasing (decreasing) reported shareholders’ equity:
Borrowing Costs	(i)	(841)	(814)	(778)
Asset Retirement Obligations	(ii)	(228)	(252)	(241)
Employee Benefits	(iii)	(104)	(104)	(150)
Stock-Based Compensation	(iv)	(96)	(81)	(92)
Property, Plant & Equipment	(v)	(124)	(112)	(90)
Foreign Exchange	(vi)	(11)	(9)	—
Long-term Debt	(vii)	(9)	(26)	(28)
Income Taxes	(viii)	554	473	429
Other		—	8	(27)
Shareholders’ Equity under IFRS		6,787	7,163	7,814

(i)                                     Borrowing Costs

We applied the IFRS 1 exemption to prospectively capitalize borrowing costs from the transition date as described above.

(ii)                                  Asset Retirement Obligations (ARO)

We applied the IFRS 1 exemption for asset retirement obligations and re-measured our ARO as at January 1, 2010 as described above.

(iii)                               Employee Benefits

We have chosen to include previously unrecognized actuarial gains and losses of our defined benefit pension plans on the balance sheet under IFRS. Under Canadian GAAP, we amortized actuarial gains and losses to income over the estimated average remaining service life, with disclosure of the unrecognized amount in the notes to the Consolidated Financial Statements. On January 1, 2010, we applied the IFRS 1 exemption to recognize the accumulated unrecognized net actuarial loss in retained earnings on transition to IFRS.

(iv)                              Stock-Based Compensation (SBC)

Under Canadian GAAP, we recorded obligations for liability-based stock compensation plans using the intrinsic-value method of accounting. IFRS requires that we record these SBC obligations at fair value and subsequently re-measure the obligation each reporting period. Our tandem option, stock appreciation rights and restricted share unit plans are considered liability-based stock compensation plans. On transition, we recorded the liability at fair value for unsettled awards.

(v)                                 Property Plant and Equipment

Impairment

Under Canadian GAAP, if indications of impairment exist and the asset’s estimated undiscounted future cash flows were lower than it’s carrying amount, the carrying value was written down to fair value. Under IFRS, if indications of impairments exist, the asset’s carrying value is immediately compared to its estimated recoverable amount, which could trigger additional impairment under IFRS. We elected to measure certain producing oil and gas properties at fair value as at the transition date and use that amount as its deemed cost in the opening IFRS balance sheet. As a result, oil and gas properties were written down to fair value of $460 million and resulted in an impairment expense of $91 million on transition.

Componentization

Under Canadian GAAP, we depleted oil and gas capitalized costs using the unit-of-production method on a field-by-field basis and depreciated non-resource capitalized costs based on their estimated useful life. On adoption of IFRS, we reviewed our PP&E to identify each material component that has a significantly different useful life and as a result, adjustments to the accumulated depletion of certain assets were required on transition to IFRS.

Major Maintenance

Under Canadian GAAP, operating expenses included major maintenance costs that were expensed as incurred. Under IFRS, these costs are capitalized and depreciated separately until the next planned major maintenance project.

(vi)                            Foreign Exchange

Foreign Currency Translation

We applied the first-time IFRS adoption exemption to reset our cumulative translation differences to nil on the transition date. Accumulated foreign exchange gains and losses of our self-sustaining foreign operations, net of foreign exchange translation gains and losses of long-term debt designated as hedges are included in retained earnings on the transition date. This one-time adjustment had no impact on shareholders’ equity on transition.

Change in Functional Currency

As a result of additional guidance under IFRS, our assessment of the functional currency of a subsidiary changed from Canadian dollars to US dollars to better reflect the economic environment in which it operates.

(vii)                           Long-Term Debt

Canexus Convertible Debentures

Canexus unitholders have the ability to redeem fund units for cash pursuant to the terms of the trust indenture. Under IFRS, these convertible debentures are considered to be financial liabilities containing an embedded derivative. Under Canadian GAAP, the convertible debentures were considered to be compound instruments with an equity component. Accordingly, the equity component and unamortized deferred transaction costs recorded under Canadian GAAP were derecognized on January 1, 2010 and charged to retained earnings. We elected to recognize the convertible debentures at fair value and to recognize changes in fair value in net income during the period of change.

(viii)                        Income Taxes

Recognition of Deferred Tax Credit

In 2008, we completed an internal reorganization and financing of our assets in the North Sea, which provided us with a one-time tax deduction in the UK. Canadian GAAP precluded us from recognizing the full estimated benefit of the tax deductions until the assets were recognized in net income either by a sale or depletion through use. As a result, we deferred the initial recognition of the benefit and were amortizing it to future income tax expense over the life of the underlying assets under Canadian GAAP. On adoption of IFRS, no such prohibition exists and we recognized the remaining deferred tax credit in retained earnings on transition to IFRS.

Exceptions

Under Canadian GAAP, deferred taxes were generally provided on all temporary differences. Conversely, IFRS does not recognize deferred taxes on temporary differences arising from the initial recognition of assets or liabilities in transactions that are not business combinations and that affect neither accounting nor taxable profit or loss.

Reconciliation of Net Income

		Three Months Ended	Six Months Ended	Twelve Months Ended
		June 30	June 30	December 31
(Cdn$ millions)	Note	2010	2010	2010
Net Income under Canadian GAAP		255	440	1,197
Differences increasing (decreasing) reported net income:
Borrowing Costs	(i)	16	27	63
Asset Retirement Obligations	(ii)	(7)	(24)	(13)
Stock-Based Compensation	(iii)	23	14	3
Property, Plant & Equipment	(iv)	4	12	34
Long-term Debt	(v)	(13)	(17)	(19)
Income Taxes	(vi)	(54)	(81)	(136)
Other		21	15	(2)
Total Differences in Net Income		(10)	(54)	(70)
Net Income under IFRS		245	386	1,127

(i)                                     Borrowing Costs

We applied an IFRS transitional exemption to prospectively capitalize borrowing costs from the transition date. As a result, borrowing costs previously capitalized under Canadian GAAP were expensed to shareholders’ equity. The reduced capitalized amounts decreased DD&A expense during 2010.

(ii)                                  Asset Retirement Obligations (ARO)

Under Canadian GAAP, foreign exchange translation gains and losses arising from the revaluation of GBP-denominated asset retirement obligations were included in net income in the period in which they occurred. Under IFRS, these translation gains and losses are treated as a change in estimate and therefore increase or decrease PP&E with a corresponding impact on net income.

(iii)                               Stock-Based Compensation (SBC)

As described above, we record obligations for liability-based stock compensation plans at fair value each reporting period. Our tandem option, stock appreciation rights and restricted share unit plans are considered liability-based stock compensation plans. The changes in the SBC fair value in 2010 were recognized in net income.

(iv)                              Property Plant and Equipment

Impairment

As described above, certain properties were impaired and written down to fair value on transition. These adjustments reduced IFRS DD&A expense during 2010 by immaterial amounts. In the last half of 2010, additional properties were impaired and written down to fair value. The impairment expense of $46 million reduced net income in the third and fourth quarters.

Major Maintenance Costs

As described above, Canadian GAAP operating expenses included major maintenance costs that were expensed as incurred. Under IFRS, these costs are capitalized and depreciated separately until the next planned major maintenance project. During 2010, we capitalized $18 million of maintenance costs under IFRS that were expensed as operating costs under Canadian GAAP.

Gain on Sale of Heavy Oil Properties

We completed the sale of our Canadian heavy oil properties in the third quarter of 2010. As the adoption of IFRS resulted in different carrying values of property, plant & equipment and asset retirement obligations prior to the sale, our gain on sale under IFRS was $47 million higher.

(v)                                 Long-Term Debt

Canexus Convertible Debentures

As described above, we elected to carry the Canexus convertible debentures at fair value under IFRS. The change in fair value during 2010 was included in net income.

(vi)                              Income Taxes

Recognition of Deferred Tax Credit

As described above, we amortized a deferred tax credit to income over the life of the underlying asset under Canadian GAAP. Under IFRS, the deferred tax credit was recognized in retained earnings on transition. Therefore, IFRS net income was lower by $29 million and $59 million for the three and six months ended June 30, 2010, respectively, and lower by $117 million for the twelve months ended December 31, 2010.

Other

All other adjustments to IFRS net income were tax effected which increased deferred tax expense by $25 million and $22 million for the three and six months ended June 30, 2010, respectively, and $19 million for the twelve months ended December 31, 2010.

Reconciliation of Comprehensive Income

		Three Months Ended	Six Months Ended	Twelve Months Ended
		June 30	June 30	December 31
(Cdn$ millions)	Note	2010	2010	2010
Comprehensive income under Canadian GAAP		267	441	1,168
Differences increasing (decreasing) reported comprehensive income, net of income taxes:
Differences in net income		(10)	(54)	(70)
Foreign Currency Translation	(i)	(4)	(6)	(8)
Employee Benefits	(ii)	—	—	(35)
Comprehensive Income under IFRS		253	381	1,055

(i)                                     Foreign Currency Translation

Transitional adjustments reflect the foreign currency exchange impact of the IFRS adjustments during the respective periods.

(ii)                                  Employee Benefits

As described in Note 2, actuarial gains and losses are recognized directly in other comprehensive income in the period in which they occur. For the twelve months ended December 31, 2010, actuarial losses on our defined benefit plans reduced other comprehensive income by $35 million.